Mail Stop 4561

September 26, 2007

<u>VIA U.S. MAIL AND FAX (212) 793-1969</u>

Jennifer Magro
Chief Financial Officer
Salomon Smith Barney AAA Energy Fund II LP
c/o Citigroup Managed Futures LLC
731 Lexington Ave. – 25th Floor
New York, New York 10022

> **Re: Salomon Smith Barney AAA Energy Fund II L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 30, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 14, 2007**
> **File No. 000-30455**

Dear Ms. Magro:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Notes to the Financial Statements

1. Partnership Organization, page F-10

1.   Given that the Partnership has a 52.4% ownership interest in SB AAA Master
        Fund LLC, explain to us how you determined that it would not be necessary to
        consolidate the Master. Cite the relevant accounting literature in your response.

8. Financial Instrument Risks, page F-15

2.   We note that the Partnership and the master funds may make investments in assets
        that are not traded on an exchange. Explain to us the Partnership's and master
        funds' policy for determining the fair value of these assets. Additionally, to the
        extent the Partnership or master funds have any such investments as of period
        end; tell us how you determined that it would not be necessary to disclose the
        Partnership's and master funds' methodology for calculating the fair value in the
        policy footnote.

*   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please submit your response letter on EDGAR. Please
understand that we may have additional comments after reviewing your response to our
comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Magro
Salomon Smith Barney AAA Energy Fund II L.P.
September 26, 2007
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief